
RECEIVED
FEB 2 2007
203
PROCESSING
SECTION



07000622

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SEC FILE NUMBER
8-48466

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3228 SHADBERRY COURT
(No. and Street)

SALINE	MICHIGAN	48176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH M. BURKE (734) 944-8018
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACQUELINE M. DONOHUE, CPA
(Name — *if individual, state last, first, middle name*)

349 PINEBROOK BOULVARD	NEW ROCHELLE	NEW YORK	10804
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOSEPH M. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATEGIC CAPITAL INVESTMENT, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public


PEGGY M SWEET
Notary Public - Michigan
Washtenaw County
My Commission Expires Dec 15, 2011
Acting in the County of WASHTENAW

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 576-5621
jackie2w@yahoo.com

Independent Auditor's Report

Managing Members
Strategic Capital Investments, LLC

I have audited the accompanying statements of financial condition of Strategic Capital Investments, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Capital Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jacqueline M Donohue, CPA
February 9, 2007

Strategic Capital Investments, LLC
Statement of Financial Position
As of December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 4,978.39
Commissions receivable	6,144.12
Clearing Broker Deposit Account	10,447.85
Money Market-Insured Deposit	4,367.46
Total Current Assets	25,937.82
FURNITURE & EQUIPMENT	
Office equipment	2,700.46
Less: accumulated depreciation	(2,034.24)
Total Fixed Assets	666.22
Total Assets	$ 26,604.04

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 200.00
MEMBERS' EQUITY	
Members' capital	26,404.04
	$ 26,604.04

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Income
For the Year Ended December 31, 2006

REVENUE	
Commissions	$ 141,311.04
Net Investment Account	2,774.66
Interest and dividends	379.45
Other income	4,225.64
	118,690.79
OPERATING EXPENSES	
Market research, news and quotes	2,413.18
Clearing expenses	16,684.91
Insurance	10,585.11
Telephone and utilities	975.10
Legal and accounting	1,875.00
Registrations and membership fees	2,083.00
Other operating expenses	630.53
Depreciation	540.11
	35,786.94
Net Income	$ 82,903.85

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Changes In Financial Position
For the year ended December 31, 2006

Cash Flows from Operating Activities:	
Net (Loss)	$ 82,903.85
Adjustments to reconcile net income to net	
Cash provided by operating activities:	
Depreciation	540.11
Change in commissions receivable	(440.91)
Change in securities owned at market	3,304.00
Increase in Insured Deposit	(4,367.46)
Change in Broker receivable	(250.65)
Net Cash Provided by Operating Activities	81,688.94
Cash Flows from Financing Activities:	
Distribution of members' capital	(78,112.00)
Net Cash Used by Financing Activities	(78,112.00)
Cash Flows from Financing Activities:	
Equipment Purchases	(832.78)
Net Increase in Cash	2,744.16
Cash at Beginning of Period	2,234.23
Cash at End of Period	$ 4,978.39

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

Beginning Members' Equity	$ 21,612.19
Additions	.00
Withdrawals	(78,112.00)
Net Income	82,903.85
Ending Member's Equity	$ 26,404.04

See accompanying notes and accountant's report.

Strategic Capital Investments, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

---

1. SIGNIFICANT ACCOUNTING POLICIES. The Company currently has a clearing arrangement with Legent Clearing Corp. on a fully disclosed basis. The Company's customer accounts are carried on the books of the clearing broker. Commission income from securities transactions are recorded by the Company on a settlement date basis and clearing expenses recorded on a trade date basis. Other commission income is recorded when received by the Company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value by the Board of Directors. The resulting difference between cost & market (or fair value) is included in trading gains and losses.

Depreciation is provided on a straight line basis using estimated useful lives of five years.

2. INCOME TAXES. The Company was formed as a limited liability company and elected to be treated as sole proprietorship for federal income tax purposes.

3. MEMBERS' CAPITAL. The Company was formed on June 2, 1995 pursuant to the Michigan Limited Liability Act.

4. COMMITMENTS AND CONTINGENT LIABILITIES. According to Company management, there are no contingent liabilities, commitments or pending litigation against the Company.

5. NET CAPITAL. The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $ 5,000 for 2006, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for broker/dealers. As of December 31, 2006, the Company had net capital of $25,442 that was $20,442 in excess of its 2006 net capital requirement of $5,000.

6. CONCENTRATIONS OF CREDIT RISK. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 576-5621
jackie2w@yahoo.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Managing Members
Strategic Capital Investments, LLC

I have audited the accompanying financial statements of Strategic Capital Investments, LLC as of and for the year ended December 31, 2006 and have issued my report thereon dated February 6, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacqueline M Donohue, CPA

February 06, 2007

SCHEDULE I

Strategic Capital Investments, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL	
Total members' equity	$ 26,404
Deduction for non-allowable assets	666
Net capital before haircuts on securities positions	25,738
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
A. Money market fund	-0-
B. State & municipal government obligations	-0-
C. Stocks	-296-
D. Undue concentrations	-0-
Net Capital	$ 25,442
AGGREGATE INDEBTEDNESS	
Items include in statement of financial position	
Accrued expenses	$ 200
Total aggregate indebtedness	$ 200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital at 1500%	$ 20,442
Excess net capital at 1000%	$ 20,422
Ratio: Aggregate indebtedness to net capital	1.0%

SCHEDULE I (Continued)

Strategic Capital Investments, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net Capital as reported in Company's Part IIA (Unaudited) FOCUS report	$ 25,442
Net audit adjustments	-0-
Net capital per above	$ 25,442

SCHEDULE II & III

The Company claims an exemption from SEC Rule (Rule 15c3-3(2)(B). All customer transactions are cleared through Legent Clearing Corp. on a fully disclosed basis. Therefore, the reporting requirements of these schedules have been omitted.

SCHEDULE IV

Omitted.

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Managing Members
Strategic Capital Investments, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Strategic Capital Investments, LLC as of December 31, 2006 I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulations, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacqueline M Donohue, CPA

February 06, 2007

My audit is subject to the inherent risk that material errors and irregularities, including fraud or defalcations, if they exist, will not be detected. However, I will inform you of irregularities that come to my attention, unless they are inconsequential.

If you intend to publish or otherwise reproduce the financial statements and make reference to my firm, you agree to provide me with printers' proofs or masters for my review and approval before printing. You also agree to provide me with a copy of the final reproduced material for my approval before it is distributed.

Fees for these services will be at my standard hourly rates. Invoices, including out-of-pocket expenses, will be submitted as the work progresses, and are payable on presentation. I estimate that my fee for this engagement will be $1,000.00. Should any situation arise that would materially increase this estimate, I will, of course, advise you.

If this letter correctly expresses your understanding, Please sign the enclosed copy where indicated and return it to me.

Sincerely yours,

Jacqueline M. Donohue, CPA

Approved:

By: ____________________________________
Joseph M. Burke

Date:

Strategic Capital Investments, LLC
P.O. Box 3
Saline, MI 48176

February 13, 2007

Jacqueline M. Donohue, CPA
349 Pinebrook Blvd.
New Rochelle, NY 10804

Dear Ms. Donohue:

In connection with your audit of the statement of financial condition as of December 31, 2006 and the related statements of income and expenses, changes in stockholders' equity, and cash flows as of December 31, 2006 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Strategic Capital Investments, LLC in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations were made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all -

   a. financial records and related data.

   b. Minutes of the member meetings and committees of members , or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no -

   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.

   b. Irregularities involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices or record-keeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

6. There are no -

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement No. 5 of Financial Accounting Standards Board.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement No. 5 of Financial Accounting Standards Board.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the consolidated financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto (or as follows):

It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to,

(a) securities for which there is no market on a securities exchange or independent publicly quoted market,

(b) securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A, under section 3(B) of such act have been complied with) that is, restricted stock, or

(c) securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at December 31, 2005 had no material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on fulfillment of conditions regarded as uncertain).

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

16. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

17. There are no material inadequacies at December 31, 2006 or during the period January 1, 2007 to February 13, 2007 in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11).
18. Net capital computations, prepared by the Company during the period from January 1, 2007 through February 13, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable NASD requirements) at all times during the period.

Yours very truly,

Strategic Capital Investments, LLC

Bradford A. Miller, Financial & Operations Principal

JACQUELINE M. DONOHUE
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BOULVARD
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 576-5621
jackie2w@yahoo.com

February 05, 2007

Strategic Capital Investments, LLC
P.O. Box 3
Saline, MI 48176

Dear Mr. Burke:

Enclosed are five originals of your audited financial statement for the year ended December 31, 2006. The originals should be signed, notarized and mailed certified mail return receipt requested prior to March 1, 2007 to the following address:

Securities and Exchange Commission (2 Originals)
450 5th Street NW
Mail Stop 5-1
Washington, D.C. 20549

Securities and Exchange Commission
175 W. Jackson Boulevard
Suite 900
Chicago, IL 60604

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

You should then forward copies of the audited financial statements to the state administrators offices where you are registered to do business. The fifth original should be filed in your office.

If you have any questions, please call.

Jacqueline M Donohue, CPA

END